UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                            Industrial Bancorp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common shares, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  455882 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 455882 10 0               13G


--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      First Bankers Trust Company, N.A.

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [X]

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

--------------------------------------------------------------------------------
                5     SOLE VOTING POWER

                      397,421

NUMBER OF       ----------------------------------------------------------------
SHARES          6     SHARED VOTING POWER
BENEFICIALLY
OWNED BY              -0-
EACH
REPORTING       ----------------------------------------------------------------
PERSON          7     SOLE DISPOSITIVE POWER
WITH
                      -0-

                ----------------------------------------------------------------
                8     SHARED DISPOSITIVE POWER

                      546,057
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       546,057

--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       10.7%

--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       BK

--------------------------------------------------------------------------------




--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Industrial Bancorp, Inc. Employeee Stock Ownership Plan

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [X]

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Ohio

--------------------------------------------------------------------------------
                5     SOLE VOTING POWER

                      -0-

NUMBER OF       ----------------------------------------------------------------
SHARES          6     SHARED VOTING POWER
BENEFICIALLY
OWNED BY              -0-
EACH
REPORTING       ----------------------------------------------------------------
PERSON          7     SOLE DISPOSITIVE POWER
WITH
                      -0-

                ----------------------------------------------------------------
                8     SHARED DISPOSITIVE POWER

                      546,057

--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       546,057

--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       10.7%

--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       EP

--------------------------------------------------------------------------------




Item 1(a).   Name of Issuer:
----------

             Industrial Bancorp, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:
----------

             211 N. Sandusky Street
             Bellevue, Ohio  44811

Item 2(a).   Name of Persons Filing:
----------

             First Bankers Trust Company, N.A.

             Industrial Bancorp, Inc. Employee Stock Ownership Plan

Item 2(b).   Address of Principal Business Office or, if none, Residence:
----------

             First Bankers Trust Company, N.A.
             1201 Broadway
             Quincy, Illinois  62301

             Industrial Bancorp, Inc. Employee Stock Ownership Plan First Bankers Trust Company, N.A., Trustee
             1201 Broadway
             Quincy, Illinois  62301

Item 2(c).   Citizenship:
----------

             First Bankers Trust Company, N.A.
             Organized under the laws of the United States

             Industrial Bancorp, Inc. Employee Stock Ownership Plan:
             Organized in Ohio

Item 2(d).   Title and Class of Securities:
----------

             Common shares, no par value

Item 2(e).   CUSIP Number:
----------

             455882 10 0

Item 3.      If this statement is filed pursuant to Rules 13d-1(b), or
-------      13d-2(b), check whether the person filing is a:

             (a)  [ ]  Broker or Dealer registered under Section 15 of the Act

             (b)  [X]  Bank as defined in section 3(a)(19) of the Act

             (c)  [ ]  Insurance Company as defined in section 3(a)(19) of the Act

             (d)  [ ]  Investment Company registered under section 8 of the
                       Investment Company Act

             (e)  [ ]  Investment Advisor registered under section 203 of the
                       Investment Advisers Act of 1940

             (f)  [X]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see
                       [SECTION] 240.13d-1(b)(1)(ii)(F)

             (g)  [ ]  Parent Holding Company, in accordance with
                       [SECTION] 240.13d-1(b)(1)(ii)(G)

             (h)  [ ]  Group, in accordance with
                       [SECTION] 240.13d-1(b)(1)(ii)(H)

Item 4.      Ownership:
-------

             First Bankers Trust Company, N.A.

             (a)  Amount Beneficially Owned:
                  546,057

             (b)  Percent of Class:
                  10.7%

             (c)  Number of shares as to which such person has:

                  (i)    sole power to vote or to direct the vote:
                         397,421

                  (ii)   shared power to vote or to direct the vote:
                         -0-

                  (iii) sole power to dispose or to direct the disposition of:
                         -0-

                  (iv)   shared power to dispose or to direct the disposition
                         of:
                         546,057

             Industrial Bancorp, Inc. Employee Stock Ownership Plan

             (a)  Amount Beneficially Owned:
                  546,057

             (b)  Percent of Class:
                  10.7%

             (c)  Number of Shares as to which such person has:

                 (i)    sole power to vote or to direct the vote:
                        -0-

                 (ii)   shared power to vote or to direct the vote:
                        -0-

                 (iii) sole power to dispose or to direct the disposition of:
                        -0-

                 (iv)   shared power to dispose or to direct the disposition
                        of:
                        546,057

             There are 546,057 common shares owned by the Industrial Bancorp, Inc. Employee Stock Ownership Plan (the "Plan"). First Bankers Trust Company, N.A., is the Trustee of the Plan. Under the terms of the Plan and the Trust Agreement, the Trustee votes all of the shares allocated to the accounts of participants as directed by the participants to whose accounts such shares have been allocated. With respect to unallocated shares or allocated shares with respect to which no instructions have been received, the Plan provides that the Trustee shall vote such shares in the Trustee's discretion. As of December 31, 1997, 148,636 shares had been allocated to Plan participants.

             Although the Trustee has general authority to sell assets, because the Plan provides that the Trustee is to invest primarily in shares of the issuer, the authority to dispose of such shares is limited by the Plan.


Item 5.      Ownership of Five Percent or Less of a Class:
-------

             Inapplicable

Item 6.      Ownership of More Than Five Percent on Behalf of Another Person:
-------

             Inapplicable

Item 7.      Identification and Classification of the Subsidiary Which Acquired
-------      the Security Being Reported on by the Parent Holding Company:

             Inapplicable

Item 8.      Identification and Classification of Members of the Group:
-------

             Inapplicable

Item 9.      Notice of Dissolution of Group:
-------

             Inapplicable

Item 10.     Certification:
--------

             By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


Signature:

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       FIRST BANKERS TRUST COMPANY, N.A.


Date:  2/11/98                         By   Carmen Walch
                                            Trust Officer


                                       INDUSTRIAL BANCORP, INC. EMPLOYEE
                                       STOCK OWNERSHIP PLAN


                                       By   First Bankers Trust Company, N.A.,
                                            Trustee


Date:  2/11/98                         By   Carmen Walch
                                            Trust Officer



                                  EXHIBIT A
                                  ---------

                 AGREEMENT FOR JOINT FILING OF SCHEDULE 13G
                 ------------------------------------------


      The undersigned hereby agree that the Schedule 13G being filed with the Securities and Exchange Commission to report their beneficial ownership of more than 5% of the common shares of Industrial Bancorp, Inc., an Ohio corporation, shall be, and is, filed on behalf of each of the undersigned.


                                       FIRST BANKERS TRUST COMPANY, N.A.


Date:  2/11/98                         By   Carmen Walch
                                            Trust Officer


                                       INDUSTRIAL BANCORP, INC. EMPLOYEE
                                       STOCK OWNERSHIP PLAN


                                       By   First Bankers Trust Company, N.A.,
                                            Trustee


Date:  2/11/98                         By   Carmen Walch
                                            Trust Officer